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                                                Filed by Inet Technologies, Inc.
                                Pursuant to Rule 425 under the Securities Act of
                                   1933 and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                                     Registration No.:333-117454
                                        Subject Company: Inet Technologies, Inc.
                                                   Commission File No. 000-24707


TO: INET RESTRICTED STOCK HOLDERS

SUBJECT: YOUR RESTRICTED STOCK AND THE TEKTRONIX/INET ACQUISITION

As we near the expected closing date of September 30th for the Tektronix/Inet acquisition, it is important for you to understand how your Inet Restricted Stock will be transferred to Tektronix. This letter provides you with that information and the timing associated with the transition.

Tektronix has filed with the SEC the Proxy Statement recently mailed to shareholders, which describes in detail the terms of the Merger. A copy of the Agreement and Plan of Merger is also filed with the Proxy Statement. The Proxy Statement and Plan of Merger are available online at:

http://www.sec.gov/Archives/edgar/data/96879/000089102004000544/v00267b3e424b3.h tm

This communication to you is meant to generally describe what will happen to your unvested Restricted Stock under the Agreement and Plan of Merger, and does not in any way modify the terms of that Agreement or your Stock Issuance Agreement.

In general, Restricted Stock will receive the same consideration as outstanding common stock of Inet. This means that each share of Restricted Stock will convert into shares of Tektronix common stock and cash, as described in the Proxy Statement. Following conversion, the Tektronix common stock and cash will be held by Tektronix and released in accordance with the vesting schedule in your original Stock Issuance Agreement, the terms of which will carry over. Vesting will not accelerate as a result of the Merger. The cash portion will earn interest from the closing date of the Merger until it is released. The interest rate will be equal to the rate payable on one-year treasury bills, and will be paid upon vesting and release of the shares.

YOU WILL BE NOTIFIED OF THE ACTUAL CONVERSION.

Within seven days following closing (in other words, by approximately October 8, 2004), you will receive an e-mail notice from Tektronix advising you of the number of restricted shares of Tektronix stock and the amount of cash resulting from the conversion of your Restricted Stock.
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TO: INET STOCK OPTION HOLDERS

SUBJECT: YOUR STOCK OPTIONS AND THE TEKTRONIX/INET ACQUISITION

As we near the expected closing date of September 30th for the Tektronix/Inet acquisition, it is important for you to understand how your Inet stock options will be transferred to Tektronix. This letter provides you with that information and the timing associated with the transition.

Tektronix has filed with the SEC the Proxy Statement recently mailed to shareholders, which describes in detail the terms of the merger. A copy of the Agreement and Plan of Merger is also filed with the Proxy Statement. The Proxy Statement and Agreement and Plan of Merger are available online at:

http://www.sec.gov/Archives/edgar/data/96879/000089102004000544/v00267b3e424b3.h tm

This communication to you is meant to generally describe what will happen to your unexercised options under the Agreement and Plan of Merger, and does not in any way modify the terms of that agreement or your Option Agreements.

The terms of your Inet option grant will carry over to the Tektronix option. Each option to purchase Inet common stock will convert into an option to purchase Tektronix common stock. The number of Tektronix shares you will be able to purchase upon exercise of your options will be a fraction of your Inet options, and that fraction (or conversion ratio) depends upon several factors that will not be finally determined until closing. The exercise price for the option will also be adjusted to reflect the conversion. Please see the document entitled "Stock Frequently Asked Questions" on the Tektronix Acquisition Information Board section of the Inet intranet for more details. There is no cash payment to option holders.

The merger does not affect the vesting or life of your options. Currently vested and unexercised Inet options will become vested and unexercised Tektronix options; and unvested Inet options will become unvested Tektronix options. The unvested Tektronix options will vest in accordance with the original vesting schedule for your Inet options.

YOU WILL BE NOTIFIED OF THE ACTUAL CONVERSION OF YOUR INET OPTIONS INTO TEKTRONIX OPTIONS

Within seven business days following closing (in other words, by approximately October 7, 2004), you will receive an e-mail notice from Smith Barney, containing instructions on
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how to access your online account. When you access your account, you will be able to see the number of Tektronix options into which your Inet options have converted and the exercise price of your Tektronix options. The Smith Barney online tool can also be used to model transactions and to exercise your options. We believe you will find the Smith Barney online tool useful and informative. We encourage you to immediately access your account when you receive your e-mail notice from Smith Barney.

CURRENT INVESTMENT OR CASH ACCOUNTS YOU HAVE WITH E*TRADE.

The merger does not in any way affect any cash balances or other investments you may have in accounts with e*trade, including any Employee Stock Purchase Plan shares you hold in e*trade accounts. Those balances will stay with e*trade, unless you decide to move them and you independently contact e*trade. However, upon closing of the merger, e*trade will no longer be used to track your options, and you will have to access the Smith Barney online tool to see your options status.

BLACKOUT ON EXERCISE OF OPTIONS FOR THE PERIOD SEPTEMBER 28, 2004 THROUGH APPROXIMATELY OCTOBER 7

To permit accurate conversions and to transition to the Smith Barney online tool, you will not be able to exercise your Inet options or the converted Tektronix options after the close of trading on Monday, September 27, 2004, and continuing until you receive the e-mail notice from Smith Barney. Although we will make every effort to complete the conversion and transition to Smith Barney sooner, please do not expect notification from Smith Barney until approximately Thursday, October 7, 2004.

ADDITIONAL RESTRICTIONS FOR DESIGNATED INSIDERS

As is the case for Inet, Tektronix also has rules and policies regarding insider trading, including a policy of identifying "insiders" and restricting their trading to "trading windows". Tektronix will determine which option holders should be designated as insiders, and will separately notify those option holders that they are subject to the trading window. If you are not notified by Tektronix that you are a designated insider before the date you receive the notice from Smith Barney, then you are free to sell Tektronix stock acquired by you separately or as a result of exercising your Tektronix options.
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TO: INET SHARE RIGHT AWARD HOLDERS

SUBJECT: YOUR SHARE RIGHT AWARDS AND THE TEKTRONIX/INET ACQUISITION

As we near the expected closing date of September 30th for the Tektronix/Inet acquisition, it is important for you to understand how your Inet Share Right Awards will be transferred to Tektronix. This letter provides you with that information and the timing associated with the transition.

Tektronix has filed with the SEC the Proxy Statement recently mailed to shareholders, which describes in detail the terms of the Merger. A copy of the Agreement and Plan of Merger is also filed with the Proxy Statement. The Proxy Statement and Agreement and Plan of Merger are available online at:

http://www.sec.gov/Archives/edgar/data/96879/000089102004000544/v00267b3e424b3.h tm

 This communication to you is meant to generally describe what will happen to your unvested Share Right Awards under the Agreement and Plan of Merger, and does not in any way modify the terms of that Agreement or your Share Right Award Agreement.

The terms of your Inet Award will carry over to the Tektronix Award. Each Inet Share Right Award will convert to a Share Right Award for Tektronix common stock. The number of Tektronix shares you will receive upon vesting under your original Inet Award will be a fraction of the Inet shares subject to the Award, and that fraction (or conversion ratio) depends upon several factors that will not be determined until closing. There is no cash payment to Share Right Award holders.

Following conversion, the Tektronix common stock will be issued by Tektronix in accordance with the vesting schedule in your original Share Right Award Agreement. Vesting will not accelerate as a result of the Merger.

YOU WILL BE NOTIFIED OF THE ACTUAL CONVERSION.

Within seven days following closing (in other words, by approximately October 7, 2004), you will receive an e-mail notice from Tektronix advising you of the number of shares of Tektronix stock that your rights will relate to as a result of the conversion.